10025998

SEC ... ISSION
...ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2010
Washington, DC
110

SEC FILE NUMBER
8- 67638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EDGE CORPORATE FINANCE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1380 W. PACES FERRY RD., SUITE 1000
(No. and Street)

ATLANTA (City) GA (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM ALBERT MANER (404) 890-7703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GIFFORD HILLEGASS & INGWERSEN, LLP
(Name – *if individual, state last, first, middle name*)

SIX CONCOURSE PARKWAY, SUITE 600 (Address) ATLANTA (City) GA (State) 30328-5351 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JA 3/2

OATH OR AFFIRMATION

I, WILLIAM ALBERT MANER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDGE CORPORATE FINANCE, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMANDA GLENN BRADY
MY COMMISSION EXPIRES
NOTARY
PUBLIC
AUGUST 26, 2011
FULTON COUNTY GA

Will L. M. IV
Signature

CEO
Title

Amanda Glenn Brady
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDGE CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2009

with
Independent Auditors' Report

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

EDGE CORPORATE FINANCE, LLC

TABLE OF CONTENTS

December 31, 2009

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Edge Corporate Finance, LLC
Atlanta, Georgia

We have audited the accompanying balance sheet of Edge Corporate Finance, LLC as of December 31, 2009, and the related statements of operations, member's equity and cash flows for the year ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edge Corporate Finance, LLC as of December 31, 2009, and results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 19, 2010
Atlanta, Georgia

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

GHI-CPA.COM

EDGE CORPORATE FINANCE, LLC

BALANCE SHEET

December 31, 2009

ASSETS

Current Assets		
Cash	$	61,643
Accounts receivable		12,721
Other assets		8,868
TOTAL ASSETS	$	83,232

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable	$	3,009
TOTAL LIABILITIES		3,009
Member's Equity		80,223
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	83,232

See accompanying notes.

EDGE CORPORATE FINANCE, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2009

Revenue	$	306,692
Operating Expenses (Note B)		
Personnel expense		245,795
Management fees		215,000
General and administrative expenses		96,765
Occupancy		26,288
TOTAL OPERATING EXPENSES		583,848
Net Loss	$	(277,156)

See accompanying notes.

EDGE CORPORATE FINANCE, LLC

STATEMENT OF MEMBER'S EQUITY

For the Year Ended December 31, 2009

Balance at December 31, 2008	$	74,089
Capital contributions		283,290
Net loss for the year		(277,156)
Balance at December 31, 2009	$	80,223

See accompanying notes.

EDGE CORPORATE FINANCE, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2009

Increase (Decrease) in Cash:		
Cash Flows from Operating Activities		
Net loss	$	(277,156)
Adjustments to reconcile net loss to net cash provided by operating activities		
Expenses paid by Parent in lieu of capital contributions		283,290
Increase (decrease) in:		
Accounts receivable		1,239
Prepaid expenses		(2,934)
Increase in accounts payable		839
NET CASH PROVIDED BY OPERATING ACTIVITIES		5,278
NET INCREASE IN CASH		5,278
Cash at Beginning of Year		56,365
Cash at End of Year	$	61,643
Supplemental Disclosure – Noncash Financing Activity		
Capital contributions	$	283,290

See accompanying notes.

EDGE CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Edge Corporate Finance, LLC ("Edge Corporate Finance") was organized in the state of Georgia on October 9, 2007 as a licensed broker dealer to provide merger and acquisition advisory services and raise capital as an agent in private placements. Edge Corporate Finance is a single member LLC owned 100% by Edge Capital Partners, LLC. The liability of the member is limited to the member's total capital contributions.

Use of Estimates: Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Concentration: The Company maintains balances with the bank in excess of federally insured limits. Management believes the exposure to loss from such balances to be minimal.

Accounts Receivable: The Company uses the allowance method to account for uncollectible accounts receivable. Management continually monitors the collectability of its customer accounts; when indications arise that an amount is not likely to be collected, it is charged to the allowance for doubtful accounts. Accounts are considered past due when they are 30 days old. As of December 31, 2009, management reviewed the status of accounts receivable and determined that an allowance for doubtful accounts was not necessary.

Revenue Recognition: Commissions and other fees are recognized as services are provided.

Concentrations: For the year ended December 31, 2009, one client represented 48% of the Company's revenue.

In August of 2009 the company enters into an agreement with Edge Healthcare Partners, LLC were Edge Healthcare agreed to provide certain consulting, management and other related services to the Company. Management fees paid to Edge Healthcare amounted to $215,000 during the period ended December 31, 2009.

Income Taxes: The Company's income or loss is reported on the member's tax return. Accordingly, the financial statements do not include a provision for income taxes.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

The Company adopted ASC 740-10 regarding Accounting for Uncertainty in Income Taxes in the current year. ASC 740-10 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement which could result in the Company recording a tax liability that would reduce net assets. The implementation of ASC74-10 resulted in no material liability or unrecognized tax benefits. Management also believes there are no uncertain tax positions at December 31, 2009.

Fair Values of Financial Instruments: The Company estimates that the fair value of all financial instruments (primarily receivables and payables) at December 31, 2009 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet.

Recently Issued Accounting Standards: In June 2009, the FASB issued FASB ASC 105, *Generally Accepted Accounting Principles*, which establishes the FASB Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles. Pursuant to the provisions of FASB ASC 105, the Company has updated references to generally accepted accounting principles (GAAP) in its financial statements. The adoption of FASB ASC 105 did not impact the Company's financial position or results of operations.

Subsequent Events: The Company has evaluated events and transactions that occurred between January 1, 2010 and February 15, 2010, which is the date the financial statements were available to be issued for possible recognition or disclosure in the financial statements.

NOTE B—RELATED PARTY TRANSACTIONS

The Company has an expense sharing arrangement with its Parent Company ("Parent") whereby certain operating expenses are paid by Parent on the Company's behalf. The Company then reimburses Parent for these expenses. Personnel costs related to employees who are assigned to the Company for a portion of their time are prorated based on the amount of time required. Other operating costs are allocated based on estimated usage. Allocated expenses amounted to $301,550 during the year ended December 31, 2009.

NOTE C—NET CAPITAL REQUIREMENT

As a registered broker-dealer under the SEC and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Act. The Company is required to maintain minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2009, the Company had net capital of $58,634 which exceeded minimum net capital requirement by $53,634. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

SUPPLEMENTAL INFORMATION

EDGE CORPORATE FINANCE, LLC

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2009

Computation of Net Capital		
Total member's equity	$	80,223
Deduct nonallowable assets		
Other Assets		(21,589)
Net capital	$	58,634
Computation of Aggregate Indebtedness		
Accounts payable	$	3,009
Total aggregate indebtedness	$	3,009
Computation of Minimum Net Capital Requirement		
Net capital	$	58,634
Minimum net capital to be maintained (greater of $5,000 or 6 $^{2}/_{3}$% of total aggregate indebtedness)		5,000
Net capital in excess of requirement	$	53,634

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

EDGE CORPORATE FINANCE, LLC

Schedule II

OTHER INFORMATION

December 31, 2009

The following statements and computations are not applicable at December 31, 2009, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of creditors.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedule of segregation requirements and funds in segregation for customers' regulated commodity futures and options accounts.

The Company qualifies for exemption of b) and c) above under subparagraph (k) (2) (i) of Rule 15c3-3.

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

To the Board of Directors
Edge Corporate Finance, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Edge Corporate Finance, LLC as of and for the year ended December 31, 2009, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for the safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 (specifically subparagraph (k)(2)(i)). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

No facts came to our attention to indicate that the exemptions claimed were not complied with during the year.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

GHI-CPA.COM

GH&I

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 19, 2010
Atlanta, Georgia